UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2021

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number: 001-09305

_________________________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway
St. Louis, Missouri 63102-2188

Stifel Financial Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Investment Committee, Plan Administrator

and Plan Participants

Stifel Financial Profit Sharing 401(k) Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2005.

/s/ BKD, LLP

St. Louis, Missouri

May 27, 2022

Stifel Financial Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	December 31,
(in 000s)	2021	2020
Investments, at fair value	$1,635,349	$1,371,658
Investments, at contract value	248,653	239,413
Receivables:
Notes receivable from participants	11,780	12,777
Employer contributions	12,224	12,646
Participant contributions	—	41
Total receivables	24,004	25,464
Net assets available for benefits	$1,908,006	$1,636,535

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

(in 000s)
Additions
Interest and dividends	$48,722
Net appreciation in fair value of investments	213,997
Net investment income	262,719

Interest income from participant loans	626
Contributions:
Participants	111,840
Rollovers	21,844
Employer	12,224
Total contributions	145,908
Total additions	409,253
Deductions
Benefits paid to participants	136,772
Administrative expenses	1,010
Total deductions	137,782
Net increase	271,471
Net assets available for benefits at beginning of year	1,636,535
Net assets available for benefits at end of year	$1,908,006

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1 – Description of the Plan

The following description of the Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel Financial Corp. (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Stifel Investment Committee (“Investment Committee”), whose members are appointed by the Company’s Board of Directors.

Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. On April 1, 2022, Great-West Life & Annuity Insurance Company acquired the full-service retirement business of Prudential Financial, Inc. As of April 1, 2022, all of Prudential’s full service retirement operations and programs became part of Empower Retirement, LLC a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $19,500 for 2021. The Plan includes an automatic deferral feature. Accordingly, the Company will automatically withhold a portion of an eligible participant’s compensation. The amount to be automatically withheld will be equal to 6% of an eligible participant’s compensation, and that amount will increase by 1% each plan year until the amount withheld reaches 10% of an eligible participant’s annual compensation. Participants may also make after-tax contributions up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $58,000 for 2021. This limit includes all contributions made to participants’ accounts, including pre-tax, Roth, company match, and after-tax contributions.

In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $6,500 in 2021. Participant contributions are contributed to the Plan as an elective deferral. There are three types of elective deferrals: pre-tax deferrals, Roth deferrals, and after-tax deferrals. For the year ended December 31, 2021, the Investment Committee elected to match 100% of the first 6% contributed by each participant, for a maximum of $3,000, or $1,000, for commission-paid associates or highly-compensated associates. The Company’s contribution to the participant’s individual account is credited at the end of the year. This is reflected in the employer contribution receivable in the statements of net assets available for benefits. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2021.

Participant and Employer Contribution Receivables

The participant and employer contribution receivables are related to contributions from compensation paid prior to year-end, but where contributions have not yet been deposited in the Plan.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Company, various pooled separate accounts, mutual funds, and a guaranteed account. Effective January 2020, the self-directed brokerage accounts were required to be liquidated. There are certain non-marketable securities held in self-directed brokerage accounts at December 31, 2021.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts.

Payment of Benefits

The plan allows for lump-sum and partial distributions of the vested value of a participant's account, net of any outstanding loan balance, at death, retirement, or upon termination of employment. Upon death, a participant's account is paid to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Stifel Investment Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

In April 2020, the Company adopted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) provision for loan relief to allow for delayed payments of outstanding loans for one year.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Guaranteed Income Fund (a separately-managed account fund investment), which is stated at its contract value. Mutual funds, common stock of the Company, and self-directed brokerage accounts are stated at fair value based upon quoted market prices. Pooled separate accounts are valued at estimated net asset value as provided by Prudential.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Income Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Prudential. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, pooled separate accounts, and registered investment companies (mutual funds). The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, “Fair Value Measurement,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock, and certain self-directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Certain self-directed brokerage accounts include equity securities with unobservable inputs. These investments are reported as Level 3.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund units, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of units outstanding.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2021 and 2020:

	December 31, 2021
(in 000s)	Total	Level 1	Level 2	Level 3
Mutual funds	$738,533	$738,533	$—	$—
Stifel Financial Corp. common stock	139,654	139,654	—	—
Self-directed brokerage accounts	1,771	1,735	—	36
	879,958	$879,922	$—	$36
Pooled separate accounts measured at NAV	755,391
	$1,635,349

	December 31, 2020
(in 000s)	Total	Level 1	Level 2	Level 3
Mutual funds	$629,995	$629,995	$—	$—
Stifel Financial Corp. common stock	102,572	102,572	—	—
Self-directed brokerage accounts	1,683	1,647	—	36
	734,250	$734,214	$—	$36
Pooled separate accounts measured at NAV	637,408
	$1,371,658

NOTE 4 – Contracts with Insurance Companies

Guaranteed Income Fund

In 2021 and 2020, the Plan invested in the Guaranteed Income Fund (“GIF”) offered by Prudential. Guarantees are based on the claims paying ability of Prudential and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2021 was Aa3 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in Prudential’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by Prudential and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract, and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2021 and 2020, the Plan held $248.7 million and $239.4 million, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 1.69% for the year ended December 31, 2021. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at Prudential could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

NOTE 5 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1, Prudential is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Company from their existing account balances. At December 31, 2021 and 2020, participants held 1,983,157 and 2,032,729 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $1.0 million of administrative and record keeping fees to the Trustee during 2021. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 – Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of net assets available for plan benefits, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of net assets available for plan benefits but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan's financial statements.

Supplemental Schedule

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2021

(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
	Pooled separate accounts:		(in 000s)
*	American Century Fund / Large Cap Growth	2,702,146 units	$122,839
*	Artisan Partners Fund / International Growth	707,215 units	23,975
*	Artisan Partners Fund / Mid Cap Growth	999,770 units	87,011
*	LSV Asset Management Fund / International Value	951,235 units	17,992
*	PGIM Fund / Core Plus Bond	1,405,660 units	39,835
*	PIMCO Fund / International Bond Plus	1,516,832 units	21,500
*	Prudential Day One IncomeFlex Target Balanced Fund	2,886,967 units	76,706
*	Silvercrest Asset Management Fund / Small Cap Value	852,313 units	71,573
*	TimesSquare Fund / Small Cap Growth	693,422 units	111,902
*	Wellington / Large Cap Value	2,954,174 units	133,651
*	Wellington / Mid Cap Value	652,033 units	48,407

*	Prudential Guaranteed Income Fund	4,375,285 units	248,653

*	Stifel Financial Corp. common stock	1,983,157 shares	139,654

	Mutual funds:
	American Funds The Bond Fund of America - R6	2,878,746 shares	38,546
	American Funds EuroPacific Growth - R6	1,976,667 shares	127,950
	American Funds The Growth Fund of America - R6	1,541,542 shares	114,629
	American Funds Investment Company of America - R6	1,951,119 shares	101,029
	Fidelity Contrafund - K6	4,624,976 shares	107,947
	Invesco Developing Markets Fund - R6	721,846 shares	33,927
	PGIM Real Assets Fund - R6	3,442,806 shares	34,910
	Vanguard Institutional Index Fund	424,169 shares	172,127
	Vanguard Total Bond Market Index Fund	667,390 shares	7,468
	Self-directed brokerage accounts		1,771
			1,884,002
*	Participant loans	Interest at 4.25-7.25%, maturing through 2031	11,780
			$1,895,782

*	Represents a party-in-interest to the Plan

Column (d), cost, has been omitted, as all investments are participant directed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel Financial Profit Sharing Plan 401(k) Investment Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak President/ Investment Committee

Date: May 27, 2022